UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, December 8, 2020.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia Pereira

Superintendence of Issuers Listings and Monitoring (Superintendência de Listagem e Supervisão de Emissores)

c.c.:	Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)
Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)
Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 1082/2020-SLS

Dear Sirs,

Oi S.A. – In Judicial Reorganization (the “Company” or “Oi”) hereby clarifies as follows, in compliance with the Official Letter B3 1082/2020-SLS, dated December 7, 2020, from B3 S.A. – Brasil, Bolsa, Balcão (“B3”), as transcribed below (the “Official Letter”):

“In view of the latest fluctuations observed with respect to the shares issued by this company, the number of trades and the volume traded, as detailed below, we hereby request to be informed by December 8, 2020, about the existence of any fact known by you which may justify them.

Rua Humberto de Campos, 425 – 8th floor Leblon – Zip Code 22430-190 Rio de Janeiro - RJ	www.oi.com.br

Common Shares (ON)
Prices (in R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Fluctuations %	No. trades	Amount	Volume (R$)
11/24/2020	1.92	1.86	1.95	1.90	1.86	-2.10	22,948	134,144,000	255,183,836.00
11/25/2020	1.86	1.84	1.98	1.93	1.98	6.45	25,068	157,505,000	303,546,908.00
11/26/2020	2.02	2.00	2.15	2.07	2.08	5.05	49,027	331,686,400	687,641,037.00
11/27/2020	2.13	2.05	2.14	2.07	2.05	-1.44	21,924	125,872,300	261,095,085.00
11/30/2020	2.10	2.07	2.17	2.12	2.12	3.41	31,337	173,987,000	368,821,164.00
12/1/2020	2.15	2.02	2.16	2.10	2.11	-0.47	45,423	184,701,100	388,183,245.00
12/2/2020	2.10	2.09	2.16	2.13	2.16	2.36	18,428	120,984,000	257,848,841.00
12/3/2020	2.15	2.13	2.20	2.17	2.16	0.00	21,481	114,029,900	247,531,422.00
12/4/2020	2.17	2.15	2.22	2.18	2.22	2.77	25,862	87,094,600	190,032,081.00
12/7/2020*	2.22	2.21	2.40	2.31	2.34	5.40	38,269	171,971,900	398,095,676.00

Preferred Shares (PN)
Prices (in R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Fluctuations %	No, trades	Amount	Volume (R$)
11/24/2020	2.87	2.73	2.99	2.91	2.81	-1.40	7,277	18,849,700	54,784,523.00
11/25/2020	2.84	2.81	2.98	2.90	2.96	5.33	4,520	11,763,600	34,169,234.00
11/26/2020	3.05	2.99	3.12	3.06	3.04	2.70	7,551	22,960,100	70,175,118.00
11/27/2020	3.08	2.92	3.09	3.00	2.97	-2.30	5,652	15,240,400	45,705,366.00
11/30/2020	3.02	3.00	3.09	3.04	3.02	1.68	4,375	12,224,200	37,197,788.00
12/1/2020	3.06	2.97	3.06	3.02	3.01	-0.33	3,163	7,658,100	23,090,425.00
12/2/2020	3.00	2.98	3.05	3.01	3.03	0.66	2,781	6,025,300	18,165,109.00
12/3/2020	3.04	3.01	3.05	3.03	3.03	0.00	3,412	8,958,200	27,172,982.00
12/4/2020	3.04	3.01	3.10	3.05	3.10	2.31	2,686	7,256,800	22,165,953.00
12/7/2020*	2.87	2.73	2.99	2.91	2.81	-1.40	7,277	18,849,700	54,784,523.00

* Updated as of 4:44 p,m,”

In this regard, Oi clarifies that there are no material facts or acts that, to its understanding, might justify possible atypical fluctuations in the number of trades and in the amount of the Company’s shares traded other than those already widely disclosed to the market, such as (i) the hearings held on 11/26/2020 for the opening of closed bids submitted under the competitive procurement process for the sale of Data Center UPI and Towers UPI, and (ii) the vote and approval, in the Federal Senate, of Legislative Bill 6229/05 (“New Bankruptcy Law”) also on 11/26/20, in addition to (iii) the execution of an Agreement with the National

Rua Humberto de Campos, 425 – 8th floor Leblon – Zip Code 22430-190 Rio de Janeiro - RJ	www.oi.com.br

Telecommunications Agency (Agência Nacional de Telecomunicações – Anatel) relating to non-tax debts of the Oi Companies with said regulatory agency on 11/27/2020.

Oi reaffirms its commitment to keep its shareholders and the market informed with respect to relevant and material aspects of its businesses and reiterates that investors and the market in general should be guided solely by the official disclosures made by the Company.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor Leblon – Zip Code 22430-190 Rio de Janeiro - RJ	www.oi.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer